Exhibit 3.1

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☐ Certificate of Designation
☐ Certificate of Amendment to Designation - Before Issuance of Class or Series
☒ Certificate of Amendment to Designation - After Issuance of Class or Series
☐ Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: Boxlight Corporation Entity or Nevada Business Identification Number (NVID): NV20141594766
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: 10/02/2025 Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing:
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing: Series B Preferred Stock
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☒ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* See attached Exhibit A for the amendment to the Certificate of Designation for Series B Preferred Stock.
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X [signature] Signature of Officer Date: 10/2/2025

* Attach additional page(s) if necessary

This form must be accompanied by appropriate fees.

Page 1 of 1
Revised: 8/1/2023

EXHIBIT A

AMENDMENT TO CERTIFICATE OF DESIGNATION

OF SERIES B PREFERRED STOCK OF BOXLIGHT CORPORATION

(This amendment was approved by the holders of the outstanding shares of Series B Preferred Stock in accordance with Section 14 of the Certificate of Designation of the Series B Preferred Stock (the “Certificate”))

1.	The words “convertible redeemable” in the eighth line of the second paragraph of the Certificate are deleted.

2.	The word “CONVERTIBLE” in the title immediately below the second paragraph of the Certificate is deleted.

3.	The comma following the word “non-voting” in the first line of Section 1(a) of the Certificate is deleted.

4.	The words “convertible and redeemable" in the second line of Section 1(a) of the Certificate are deleted.

5.	Section 3 of the Certificate is deleted in its entirety and replaced with the following text:

“3. Dividends and Annual Returns. From and after October 1, 2025, dividends at the rates set forth below shall continue to accrue on such shares of Series B Preferred Stock (and, together with the previously accrued dividends as of the date hereof, the “Accruing Dividends”). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative and noncompounding; provided, however, that except as set forth in the following sentence of this Section 3 or in Section 4, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors, and the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Junior Securities payable in shares of Junior Securities) unless (in addition to the obtaining of any consents required elsewhere in these Articles of Incorporation) the holders of the Series B Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Stock in an amount at least equal to the amount of the aggregate Accruing Dividends then accrued on such share of Series B Preferred Stock and not previously paid. In the event of nonpayment of any dividend owing to the holders of the Series B Preferred Stock, such amount shall accrue interest at a fixed rate of twelve percent (12%) until such dividend and interest shall be paid in full.

The Series B Preferred Stock shall accrue a cumulative annual return on the original issue price at a rate of eight percent (8%) per annum for the twenty-four (24) month period following the date hereof. Thereafter, such annual return rate shall increase by one percent (1%) on each anniversary thereafter until such time as the rate shall be capped at a maximum amount of twelve percent (12%).

The annual return rate shall be calculated on a non-compounded basis and shall accrue annually, whether or not declared, and shall be payable upon liquidation, redemption, or as otherwise provided herein.”

6.	The first sentence of Section 4 of the Certificate is deleted in its entirety and replaced with the following text:

“In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, then, either (i) after any distribution or payment on Senior Securities, (ii) simultaneous and on a pro-rata basis with any distribution or payment on Pari Passu Securities, and (iii) before any distribution or payment shall be made to the Holders of the Common Stock or any other Junior Securities, each Holder of Series B Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Corporation available for distribution to its stockholders, an amount (the “Liquidation Preference”) equal to the sum of (x) the aggregate number of shares of Series B Preferred Stock then held by such Holder multiplied by ten dollars ($10.00) plus (y) the amount of the aggregate Accruing Dividends then accrued on the shares of Series B Preferred Stock held by such Holder and not previously paid.”

7.	The text of Sections 6, 7, 8, 9, 10, 11 and 12 of the Certificate is deleted in its entirety and replaced with “[Reserved.]”.

8.	The words “pursuant to this Certificate” in the second line of Section 16 of the Certificate are deleted and replaced with “or redeemed”.